UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                               EDISON SCHOOLS INC.
                               -------------------
                                (Name of Issuer)

                      Class A Common Stock, $.01 Par Value
                      ------------------------------------
                         (Title of Class of Securities)

                                    281033100
                                    ---------
                                 (CUSIP Number)

                                December 31, 2001
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [_]     Rule 13d-1(b)
                  [_]     Rule 13d-1(c)
                  [X]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                                Page 1 of 7 Pages

                                  SCHEDULE 13G

CUSIP No.  281033100                                           Page 2 of 7 Pages



1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  INVESTOR INVESTMENTS AB

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                                a.       [_]
                                                b.       [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  SWEDEN

                            5             Sole Voting Power
Number of                                          0
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         0
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    0 (1)

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [X]

11       Percent of Class Represented By Amount in Row (9)

                                    0%

12       Type of Reporting Person (See Instructions)

                  OO

(1)      See Item 2.

CUSIP No.  281033100                                           Page 3 of 7 Pages



1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  INVESTOR AB

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                                a.       [_]
                                                b.       [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  SWEDEN

                            5             Sole Voting Power
Number of                                          0
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         390,345
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         0
    With
                            8             Shared Dispositive Power
                                                   390,345

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    390,345

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [_]

11       Percent of Class Represented By Amount in Row (9)

                                    .0076%

12       Type of Reporting Person (See Instructions)

                  OO

                                                               Page 4 of 7 Pages


Item 1(a)         Name of Issuer:

                  Edison Schools Inc. (the "Issuer").

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  521 Fifth Avenue, 11th Floor, New York, NY 10175

Item 2(a)         Name of Person Filing:

                  The Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i)   Investor   Investments   AB,  a   Swedish   corporation
                         ("IIAB"); and

                  ii)  Investor  AB,  a  publicly  held  Swedish   corporation
                         ("Investor AB").

                  This Statement relates to Shares (as defined herein) held for the account of Duba AB, a Swedish corporation ("Duba AB"). Each of IIAB and Duba AB are wholly-owned subsidiaries of Investor AB.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of the principal business offices of IIAB and Investor AB is Arsenalsgatan 8c, S-103 32, Stockholm, Sweden.

Item 2(c)         Citizenship:

                  (i)      IIAB - a Swedish corporation; and
                  (ii)     Investor AB - a publicly held Swedish corporation.

Item 2(d)         Title of Class of Securities:

                  Class A Common Stock, $.01 par value per share (the "Shares").

Item 2(e)         CUSIP Number:

                  281033100

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  This Item 3 is not applicable.

                                                               Page 5 of 7 Pages


Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of December 31, 2001, Investor AB may be deemed the beneficial owner of 390,345 Shares. The number consists of (i) 293,905 Shares held for the account of Duba AB, (ii) 86,794 Shares issuable upon the exercise of 86,794 options for Shares held for the account of Duba AB and (iii) 9,646 Shares issuable upon the exercise of options for the Issuer's Class B Common Stock, $.01 par value ("Class B Common Stock") held for the account of Duba AB and the conversion of such shares. Each share of Class B Common Stock is convertible at any time, at the option of the holder, into one Share and will convert automatically upon its transfer in most circumstances or upon the occurrence of other specified events.

Item 4(b)         Percent of Class:

                  Assuming the exercise and conversion of all of the securities held for the account of Duba AB, Investor AB may be deemed to the beneficial owner of approximately .0076% of the total number of Shares outstanding.

Item 4(c)         Number of shares as to which such person has:

Investor Investments AB
-----------------------

(i)      Sole power to vote or to direct the vote:                           0

(ii)     Shared power to vote or to direct the vote:                         0

(iii)    Sole power to dispose or to direct the disposition of:              0

(iv)     Shared power to dispose or to direct the disposition of:            0

Investor AB
-----------

(i)      Sole power to vote or to direct the vote:                           0

(ii)     Shared power to vote or to direct the vote:                   390,345

(iii)    Sole power to dispose or to direct the disposition of:              0

(iv)     Shared power to dispose or to direct the disposition of:      390,345

Item 5.           Ownership of Five Percent or Less of a Class:

                  If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [X].

                                                               Page 6 of 7 Pages


Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  The shareholder of Duba AB has the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held by Duba AB in accordance with its ownership interests in Duba AB.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                               Page 7 of 7 Pages


                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  January 30, 2002                     INVESTOR INVESTMENTS AB


                                            By:    /s/ Lars Wedenborn
                                                   -----------------------------
                                                   Name: Lars Wedenborn
                                                   Title:Chief Financial Officer


Date:  January 30, 2002                     INVESTOR AB


                                            By:    /s/ Lars Wedenborn
                                                   -----------------------------
                                                   Name: Lars Wedenborn
                                                   Title:Chief Financial Officer